THE O'NEAL LAW FIRM, P.C.
                            17100 East Shea Boulevard
                                   Suite 400-D
                          Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)


                                  April 9, 2007

Securities and Exchange Commission
100 F. Street, N.W.
Washington, D.C. 20549

Re: OneLife Health Products, Inc.
    Registration Statement on Form SB-2
    File No.  333-140447

Dear Mr. Riedler:

We are writing in response to your comment letter dated March 29, 2007, in connection with the above-referenced filing.

     1) We revised our disclosure to indicate the factors that may provide variability or reduce revenue, such as returns and damage. We have established an allowance rate of 1% of sales for returns etc., which will be recorded concurrently with the recording of sales revenues on our books. We established the 1% rate through a review of returns experienced by our peers, such as Herbalife, because we no sales experience or track record on which to base our own rate. We also disclosed the impact on future results should actual experience exceed that provided for through the allowance.

     2) We revised our disclosure in the "liquidity and capital resources" section to quantify our projected revenue range through to February 2008, and more detailed discussion of the variables that effect net revenue resulting from our pricing matrix for our product and third party costs for raw materials, manufacturing and shipping. We revised the table to indicate the return allowance and provided better disclosure to indicate what each particular column shows, and removed the quarterly unit volumes. We believe the revised table now better ties into the discussion on variability.

     We discussed the assumed mix of product sales given our lack of track record and experience, and indicate the range of volumes we need to sell in order to break even I the next 12 months.

     We provided better disclosure to more clearly indicate that our breakeven does not include costs for our officers and directors and premises. We have provided an estimate of the costs were we to compensate our officers and directors for their services. We believe we already disclosed the costs for

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     an order fulfillment person, premises and the timing of such additions in our first amendment. Please refer to disclosure at the bottom of this particular paragraph.

     With respect to directors commitment to fund any shortfall, please refer to the last full paragraph in this section. We believe we already addressed this point in our first amendment where we indicate either an unsecured interest free loan or a private placement of common shares and the terms thereof.

     3) We revised our disclosure to our revenue recognition policy in Note 2. We have addressed all of the revenue recognition criteria in SAB104 that must be met. We also clarified that the policy applies to both direct retail sales and sales through our affiliate marketing program.

     4) We expanded disclosure in Note 3 to note the director's commitment to fund the budgetary shortfall through February 2008.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,


/s/ William D. O'Neal
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